U.S. Securities and Exchange Commission
  Washington, D.C.  20549
  Form 12b25
  Notification of Late Filing

  Form 10-Q

  For period Ended:

  September 30, 1997

  Transition Report on Form 10-Q

  For the Transition Period Ended:


  Part I - Registration Information

  Full Name of Registrant: Cash Can Incorporated
  Former Name if Applicable: Market Investments

  Address of Principal Executive Office (Street and Number)

  2321 Noriega Street
  San Francisco, CA  94122

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  Part II - Rules 12b25 (b) and (c  )
  If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)
  [X]

  The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort and expense.

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Norm N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report in Form 10-Q,


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  or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

  The accountant's statement or other exhibit required by Rule
  12b25(c ) has been attached if applicable.

  Part III - Narrative
  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed with the prescribed period.

  Due to the lack of funds available to pay auditors to release annual report for 1996 10KSB, which we expect to have the funds within the next two weeks to release the audited 10 KSB to the SEC, we will require some time to calculate the year end numbers into the first two 10-Q's and the 10-Q for the period ending September 1997. We request a thirty day extension to complete the 10-Q and file it for this period.

  Part IV - Other Information
  Name and telephone number of person to contact in regard to this notification:

  Robert McCurn: 415/564-4770

  Have all other periodic reports required under Section 14 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
  [X]

  Form 10-K (fiscal year end December 31, 1996), 10-Q (first and second quarter of 1997).

  Is it anticipated that any significant change in results or operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
  [X]


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  If so, attach an explanation of the anticipated change, both narratively and quantitatively, any if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Name of Registrant as specified in charter:
  Cash Can Incorporated

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: October 30, 1997

  By:/s/Robert McCurn
  Robert McCurn, President